Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Cascades Announces Successful Completion of Notes Offering and Purchase of

7 3⁄4% Senior Notes due 2017 and 7 3⁄4% Senior Notes due 2016 in Cash Tender Offer and Consent Solicitation

KINGSEY FALLS, QC, June 19 - Cascades Inc. (TSX:CAS), a leader in recovery and the manufacturing of green packaging and tissue paper products, announced today that it has completed its previously announced offering of US$550 million aggregate principal amount of 5.50% Senior Notes due 2022 (the “US$ Notes”) and Cdn$250 million aggregate principal amount of 5.50% Senior Notes due 2021 (the “Cdn$ Notes” and, together with the US$ Notes, the “Offered Notes”).

Cascades also announced today that, in accordance with its previously announced tender offer for any and all of its outstanding 7 3⁄4% Senior Notes due 2017 (the “2017 Notes”) and 7 3⁄4% Senior Notes due 2016 (the “2016 Notes” and, together with the 2017 Notes, the “Existing Notes”), Cascades has purchased approximately US$293.7 million aggregate principal amount of 2017 Notes and Cdn$147.7 million aggregate principal amount of 2016 Notes tendered as of 5:00 p.m. on June 18, 2014 (the “Consent Payment Deadline”). Approximately US$206.3 million aggregate principal amount of 2017 Notes and Cdn$52.3 million aggregate principal amount of 2016 Notes remain outstanding, which may be validly tendered and accepted for purchase during the remainder of the tender period, as discussed below.

Cascades also received sufficient consents to approve the proposed amendments to the indenture, dated as of December 3, 2009 (as amended as of the date hereof, the “2017 Notes Indenture”), pursuant to which the 2017 Notes were issued, and the indenture, dated as of December 3, 2009 (as amended as of the date hereof, the “2016 Notes Indenture” and, together with the 2017 Notes Indenture, the “Indentures”), pursuant to which the 2016 Notes were issued, that, among other modifications, eliminate substantially all of the restrictive covenants and certain events of default and amend related provisions in the Indentures. Cascades and the trustee for each of the 2017 Notes and the 2016 Notes have entered into supplemental indentures implementing these amendments.

The tender offer will expire at 9:00 a.m., New York City time, on July 3, 2014 (the “Expiration Time”). At that time, Cascades expects to accept for purchase any remaining Existing Notes validly tendered after the Consent Payment Deadline. In addition, Cascades expects to issue today a notice of redemption with respect to any remaining Existing Notes not validly tendered on or before the Expiration Time.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under applicable securities law, including the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in over 100 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Source

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

riko_gaudreault@cascades.com

Web site: www.cascades.com

Green by Nature Blog: http://blog.cascades.com/

Facebook: facebook.com/Cascades

Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

YouTube: youtube.com/Cascades